UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.
Date: February 2, 2012	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

Intertape Polymer Group’s ABL Maturity Extended under Favorable Terms

MONTREAL, QUEBEC and BRADENTON, FLORIDA - February 2, 2012 - Intertape Polymer Group Inc. (TSX:ITP) (“Intertape” or the “Company”) today announces the extension of its Asset-Based Loan facility (ABL) of $200 million with a syndicated lending group led by Bank of America, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Wells Fargo Capital Finance, LLC. All dollar amounts are denominated in US dollars unless otherwise indicated.

The Company has reached an agreement for an extension of the maturity of its ABL to February 2017 from March 2013. The new ABL maturity date can be accelerated to 90 days prior to August 1, 2014 (the maturity date of the Company’s existing senior subordinated notes) if such notes have not been retired or if other conditions have not been met. Under the new agreement, the interest rate will increase modestly while several other modifications in the terms provide the Company with greater flexibility.

“Our improved financial performance in 2011 and our debt reduction in the third and fourth quarters of 2011 enhanced our ability to extend the maturity of our ABL under favorable terms. This is an important step towards further improving our capital structure,” said Bernard J. Pitz, Intertape’s Chief Financial Officer.

Increased cash flows from operations during the second half of 2011 allowed the Company to reduce its total indebtedness by $18.1 million during the third quarter of 2011 and to achieve further reductions during the fourth quarter of 2011.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Bradenton, Florida, the Company employs approximately 2,000 employees with operations in 16 locations, including 11 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of the applicable Canadian securities legislation and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results. Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward-looking statements and are identified by terms such as “believe,” “expect,” “intend,” “anticipate,” and similar expressions. While these statements are based on certain factors and assumptions, which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. The risks include, but are not limited to, exchange rate risk, general business, economic and political conditions, fluctuations in the amount of available funds under the Company’s ABL, the Company’s ability to extend or replace the ABL before maturity, ability to meet debt service obligations, cost and availability of raw materials, timing and market acceptance of new products, competition, international operations, compliance with environmental regulations, protection of intellectual property,. A discussion of risk factors is also contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission (“SEC”). Except as required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release contains certain non-GAAP financial measures as defined under applicable securities legislation. The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, and improves the period-to-period comparability of the Company’s results from its core business operations. As required by applicable securities legislation, the Company has provided a reconciliation of these measures to the most directly comparable GAAP measures.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Pierre Boucher

514-731-0000

2